Exhibit 99.1



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)        Investors:  (Europe)              Media:
Jack Howarth              Emer Reynolds                     Anita Kawatra
Ph:  212-407-5740         Ph:      353-1-709-4000           Ph:  212 407 5740
       917-518-9933                  00800 28352600                 917-518-9933


            ELAN RECEIVES EXTENSION OF WAIVERS FROM EPIL NOTEHOLDERS

Dublin, Ireland, August 15, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has sought and received additional agreements from a majority of the holders of the guaranteed notes issued by Elan's qualifying special purpose entities, Elan Pharmaceutical Investments II, Ltd. ("EPIL II") and Elan Pharmaceutical Investments III, Ltd. ("EPIL III"). The agreements extend to August 22, 2003, the EPIL II and EPIL III noteholders' waivers of compliance by Elan with certain provisions of the documents governing the EPIL II and EPIL III notes that required Elan to provide the noteholders with Elan's 2002 audited consolidated financial statements by June 29, 2003. The waivers had previously been set to expire today. Elan paid an aggregate fee of approximately $2.1 million to all EPIL II and EPIL III noteholders in connection with the waivers. In accordance with the agreements governing the EPIL II and EPIL III notes, the fee was paid on a pro-rata basis to each holder of EPIL II and EPIL III notes, regardless of whether any such holder consented to the waivers.

Elan and its auditor, KPMG, are currently working to conclude all audit related issues and matters in order to complete Elan's 2002 Form 20-F as soon as practicable. However, Elan cannot provide any assurances as to the timing of the completion and filing of the 2002 Form 20-F.

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


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Elan Receives Extension of Waivers from EPIL Noteholders
Page 2



This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the ability of Elan to complete its audited consolidated financial statements and to file with the SEC its 2002 Annual Report on Form 20-F on or prior to the expiration of the waivers, or any extensions thereof, or prior to September 16, 2003, the date on which the technical default, if any, under the indenture governing Elan's 7.25% Senior Notes may become an event of default; the actions that the holders of Elan's outstanding indebtedness, including its 7.25% Senior Notes, might take in response to Elan's continued failure to complete its audited consolidated financial statements and to file with the SEC its 2002 Annual Report on Form 20-F, including the acceleration of that indebtedness; the ability of Elan to obtain, if necessary, waivers or extensions thereof from the holders of the EPIL II notes, the EPIL III notes or the 7.25% Senior Notes; and the outcome of the ongoing SEC investigation and shareholder litigation and the impact that the SEC investigation and the previously announced expected restatement of Elan's 2001 U.S. GAAP financial results might have on the outcome of the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.